August 13, 2024

Toby Guanhua Wu
CFO
Aesthetic Medical International Holdings Group Ltd
Room 1202, Building B
Wisdom Plaza, Nanshan
Shenzhen, Guangdong, P.R. China

       Re: Aesthetic Medical International Holdings Group Ltd
           20-F filed April 25, 2024 File No. 001-39088
Dear Toby Guanhua Wu:

        We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023
Item 3. Key Information, page 1

1. Please revise your disclosure under Item 3. Key Information to provide a diagram of the
       company   s corporate structure, identifying the person or entity that owns the equity in
       each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation
of the VIE   s
       operations and financial results into your financial statements. Identify clearly the
       entities in which the company   s operations are conducted. Describe the
relevant
       contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. In this regard, we note that while your disclosure under Item
       4.C. Organizational Structure starting on page 91 appears to address many of these points they are not included at the outset of your Annual Report.
 August 13, 2024
Page 2


2. Provide here a clear description of how cash is transferred through your organization.
       Disclose your intentions to distribute earnings or settle amounts owed under the
       Contractual Arrangements with the Relevant Subsidiaries. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.
       Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the Contractual Arrangements with the
       Relevant Subsidiaries.



Item 3. Key Information
The Holding Foreign Companies Accountable Act, page 2

3.     We note your statement here that "the Public Company Accounting
Oversight Board
       (   PCAOB   ) is currently unable to inspect our auditor in relation to their audit work
       performed for our financial statements." Please explain here, as you do on page 145 that effective on December 12, 2023, you appointed Onestop Assurance PAC as your independent registered public accounting firm for the audit of your financial results of the three fiscal years ended December 31, 2023. Please disclose the location of Onestop's headquarters and whether and how the Holding Foreign Companies Accountable Act, as
       amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company in light of your recent change in auditors.



Item 3. Key Information
Permissions Required from the PRC Authorities for Our Operations, page 3

4. We note your disclosure in this section regarding the permissions or approvals you are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. Please also describe the consequences to you and your investors if you, your subsidiaries, or the Relevant Subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
 August 13, 2024
Page 3

Item 3.D Risk Factors
Summary Risk Factors
Risks relating to doing business in the PRC, page 4

5. In your summary of risk factors relating to doing business in the PRC, please disclose the risks that your corporate structure and being based in or having the majority of the
       company   s operations in China poses to investors. In particular,
describe the significant
       regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
       Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.



Item 3.D. Risk Factors
Risks relating to doing business in the PRC, page 26

6.     Given the Chinese government   s significant oversight and discretion
over the conduct and
       operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. We remind you
       that, pursuant to federal securities rules, the term    control
(including the terms
          controlling,       controlled by,    and    under common control with
  ) means    the possession,
       direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."



General

7. To the extent that one or more of your officers and/or directors are located in China or
       Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to
 August 13, 2024
Page 4

       enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-
551-7153 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services